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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

Golden West Brewing Company, Inc.
(Name of Issuer)

           Common Stock
(Title of Class of Securities)

                  381312107
(CUSIP Number)

     February 14, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       ______       Rule 13d-1(b)
            X           Rule 13d-1(c)
       ______       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.           381312107                                                                                              13G

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)
Butte Creek Brewing Company, LLC; 68-0360202
(2)	Check the Appropriate Box if a Member of a Group*	(a) [ ] (b) [ ]
(3)	SEC Use Only_____________________________________________
(4)	Citizenship or Place of Organization
California, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 200,000 (6) Shared Voting Power -0- (7) Sole Dispositive Power 200,000 (8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
200,000 shares
(10)	Check if the Aggregate Amount in the Row (9) Excludes Certain Shares* [ ]
(11)	Percent of Class Represented by Amount in Row (9) 10%
(12)	Type of Reporting Person* OO

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

       (a)   Name of Issuer:

              Golden West Brewing Company, Inc.

       (b)   Address of Issuer's Principal Executive Offices:

              945 W 2nd Street, Chico, California 95928

Item 2.

       (a)   Name of Person Filing:

              Butte Creek Brewing Company, LLC

       (b)   Address of Principal Business Office or, if none, Residence

              945 W 2nd Street, Chico, California 95928

       (c)   Citizenship or Place of Organization

              California, United States

       (d)   Title of Class of Securities

              Common Stock

       (e)   CUSIP Number

               381312107

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ____	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) ____	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ____	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ____	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ____	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f) ____	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g) ____	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h) ____	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ____	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ____	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

Item 4. Ownership

(a) Amount beneficially owned:              200,000 shares

(b) Percent of Class:       10%

(c) Number of shares as to which the person has:
(i)	Sole Voting Power 200,000
(ii)	Shared Voting Power -0-
(iii)	Sole Dispositive Power 200,000
(iv)	Shared Dispositive Power -0-

Item 5. Ownership of Five Percent or Less of a Class

             Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

             Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the
             Parent Holding Company.

             Not applicable

Item 8. Identification and Classification of Members of the Group

             Not applicable

Item 9. Notice of Dissolution of Group

             Not applicable

Item 10. Certification

(a)   The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b)

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)   The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c)

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 23, 2006 (Date)
Butte Creek Brewing Company, LLC /s/ Thomas Atmore (Signature)
Thomas Atmore, Manager (Name/Title)